SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Dorchester Minerals, L.P.
(Name of Issuer)

Common Units
(Title of Class of Securities)

25820R105
(CUSIP Number)

January 23, 2013
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25820R105	Schedule 13G	Page 2 of 12

1	NAME OF REPORTING PERSON Pass Through Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,524,100
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,524,100
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,524,100
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.0%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 25820R105	Schedule 13G	Page 3 of 12

1	NAME OF REPORTING PERSON Richard LeFrak
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,547,100
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,547,100
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,547,100
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.0%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 25820R105	Schedule 13G	Page 4 of 12

1	NAME OF REPORTING PERSON Richard Papert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 6,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 6,000
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 0.1%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 25820R105	Schedule 13G	Page 5 of 12

1	NAME OF REPORTING PERSON William Field
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,000
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 0.1%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 25820R105	Schedule 13G	Page 6 of 12

1	NAME OF REPORTING PERSON Karen LeFrak
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,850
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,850
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,850
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 0.1%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 25820R105	Schedule 13G	Page 7 of 12

Explanatory Note.

This Schedule 13G relates to the Common Units (the “Units”) of Dorchester Minerals, L.P., a Delaware limited partnership (the “Issuer”).

Item 1.	(a)	Name of Issuer

Dorchester Minerals, L.P.

	(b)	Address of Issuer’s Principal Executive Offices

3838 Oaklawn Avenue, Suite 300 Dallas, TX 75219

Item 2.	(a)	Name of Person Filing

This Statement on Schedule 13G is being filed on behalf of the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”):

(i)	Pass Through Partners LLC (“PTP”);

(ii)	Richard LeFrak;

(iii)	Richard Papert;

(iv)	William Field; and

(v)	Karen LeFrak

Units reported as beneficially owned by Mr. LeFrak include shares held in individual retirement accounts.  Units reported as beneficially owned by Ms. LeFrak include shares held in an individual retirement account.

Mr. LeFrak is the husband of Ms. LeFrak.  Mr. LeFrak is the sole shareholder of the Manager of PTP and as such may be deemed to beneficially own the Units directly owned by PTP.  Mr. Papert and Mr. Field are officers of affiliated entities of PTP. As a result, the Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Securities Exchange Act, as amended.  Each of the Reporting Persons disclaims beneficial ownership of any Units not directly owned by such Reporting Person.

CUSIP No. 25820R105	Schedule 13G	Page 8 of 12

(b)	Address of Principal Business Office or, if none, Residence

The principal business address of each of the Reporting Persons is: c/o LeFrak Organization, 40 West 57th Street, 23rd Floor, New York, NY 10019.

	(c)	Citizenship

See row 4 on cover page of each reporting person

	(d)	Title of Class of Securities

See cover page

	(e)	CUSIP Number

See cover page

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 25820R105	Schedule 13G	Page 9 of 12

Item 4.        Ownership

All ownership percentages set forth herein assume that there are 30,675,431 Units outstanding, representing the total number of Units reported in the Quarterly Report of the Issuer filed on Form 10-Q with the Securities and Exchange Commission (the “SEC”) on November 8, 2012.

(a)           Amount Beneficially Owned
See row 9 of cover page of each reporting person

(b)           Percent of Class
See row 11 of cover page of each reporting person

(c)           Number of Shares as to which such person has

(i)	sole power to vote or to direct the vote:
See row 5 of cover page of each reporting person

(ii)	shared power to vote or to direct the vote:
See row 6 of cover page of each reporting person

(iii)	sole power to dispose or to direct the disposition of:
See row 7 of cover page of each reporting person

(iv)	shared power to dispose or to direct the disposition of:
See row 8 of cover page of each reporting person

Item 5.        Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following box  ☐.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person

The members of PTP have the right to participate in the receipt of distributions from, or proceeds from the sale of, the Units held for the account of PTP in accordance with their ownership interests in PTP.

CUSIP No. 25820R105	Schedule 13G	Page 10 of 12

Item 7.        Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable

Item 8.        Identification and Classification of Members of the Group

Not Applicable

Item 9.        Notice of Dissolution of Group

Not Applicable

Item 10.      Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 25820R105	Schedule 13G	Page 11 of 12

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:   January 29, 2013

PASS THROUGH PARTNERS LLC

By:	New Stone Manager Corporation

By:	/s/ Richard LeFrak
Name: Richard LeFrak
Title: President

RICHARD LEFRAK

/s/ Richard LeFrak

RICHARD PAPERT

/s/ Richard Papert

WILLIAM FIELD

/s/ William Field

KAREN LEFRAK

/s/ Karen LeFrak

CUSIP No. 25820R105	Schedule 13G	Page 12 of 12

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Schedule 13G.

Date:    January 29, 2013

PASS THROUGH PARTNERS LLC

By:	New Stone Manager Corporation

By:	/s/ Richard LeFrak
Name: Richard LeFrak
Title: President

RICHARD LEFRAK

/s/ Richard LeFrak

RICHARD PAPERT

/s/ Richard Papert

WILLIAM FIELD

/s/ William Field

KAREN LEFRAK

/s/ Karen LeFrak